China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

December 7, 2012

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C.20549

RE:	China Housing & Land Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 14, 2012
File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 23, 2012 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”) and our quarterly report on Form 10-Q for the quarter ended June 30, 2012 (the “10-Q”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K and/or 10-Q as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 10-K for Fiscal Year Ended December 31, 2011

Cash Flow Discussion, page 43

1.	We have read your response to comment 3 from our letter dated August 23, 2012. Please explain in MD&A why the increase in accounts receivable was disproportionate to the corresponding annual and quarterly sales variances.

Response:

The Company respectfully advises the Staff that it will include an explanation in an amendment to the 10-K.

Note 8, page 65

2.	We have read your response to comment 7 from our letter dated August 23, 2012. We understand that you tried unsuccessfully to sell the Tsining JunJing Garden I commercial retail property from 2007 until late 2010. It appears that you sold a portion of the property in 2010 which had a carrying value approximating $900,000 and that the remaining carrying value apparently exceeds $10 million. Given that the residential portion of JunJing I appears to be 100% sold, please explain to us why you have been unable to sell the retail property. Quantify for us the 2011 cash flows received from leasing the property and the cash flows paid to maintain and operate the property. Tell us how you determined that this asset was recoverable at December 31, 2011. Also, explain to us in detail how you determined that an impairment charge was not required in 2010 when you reclassified the property given your protracted inability to sell the property. Similar disclosure should also be provided in MD&A of your future filings given the uncertainty over recoverability.

Response:

The Company respectfully advises the Staff as follows:

The total rental income (cash inflow) from leasing the Tsining JunJing Garden I commercial retail property was RMB 2.9 million during year 2011. There is no cash outflow in connection with the maintenance and repair of the property. The annual amortization of this property is RMB 3 million (non-cash item) per year over 30 years.

We do not believe the property cannot be sold with reasonable effort. Many potential customers have shown their interest in buying this property. However, we have signed lease agreements with several parties and the longest term amongst these agreements does not expire until year 2022. We may not be able to sell the property before the expiration date of the lease agreements. In addition, the Company currently uses this property as a collateral for loans outstanding and due to the nature of our operation, we will likely use this property as a collateral again in the future.

We assess whenever events or changes in circumstances indicate that the carrying amount of this property may not be recoverable. When these events occur, we measure impairment by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the total of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. Our judgments and estimates related to impairment include our determination of whether an event has occurred to warrant an impairment test. If a test is required, we will have to make additional judgments and estimations such as our expectations of future cash flows and the calculation of the fair value of the impaired assets. The Company asked an independent third party evaluation company to evaluate the fair market value of these properties in June 2012. The third party company appraised the fair market value of these properties at RMB 308 million. The carrying value of these properties as at September 30, 2012 was RMB 74 million. The market selling price of properties like Tsining JunJing Garden I commercial retail property was much higher than its cost when we reclassified it from inventory to fixed assets. Thus, our assessment does not show any impairment to the carrying value of the property.

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Note 9, page 65

3.	We have read your response to comment 8 from our letter dated August 23, 2012. In order for us to complete our review of this issue, please provide us with a translated copy of the “exclusive right signed between NewLand and the government.” It remains unclear how you estimated the fair value of that contract given that the agreement presumably required NewLand to make substantial future expenditures in exchange for the land use right. It appears also that there was inherent uncertainty about whether a land use right would ever be obtained, and it is not clear whether the absence of amortization is because the right has still not been acquired. These uncertainties would appear to support your original purchase price allocation whereby a substantially greater portion was assigned to goodwill. Please also provide us with a translated copy of the valuation report referenced in your response.

Response:

The Company respectfully advises the Staff as follows:

Please see appendix I for the translated agreement and appendix II for the evaluation report.

The fair value of the contract was estimated by calculating the net present value of the future net cash flow assuming selling, at market value, the land use rights (“LUR”) obtained through the exclusive right agreement less any costs including fees/LUR costs to government, taxes and operating costs in connection with the activities. The discount rate considered all uncertainties related to carrying this agreement through. The valuation gave a fair value of RMB 277,200,300 to the contract (See appendix II).

The above valuation for the agreement was governed by PRC law was performed by a PRC certified valuator. The valuator was agreed to by both the seller and the buyer (the Company) and provided a basis for the selling price of NewLand (because as indicated in our previous response, the value of the exclusive right is essentially the value of NewLand). The final selling price of NewLand agreed to by all parties was RMB 270,000,000.

Like all business transactions, there are inherent uncertainties to all agreements including our exclusive right to obtain LUR in the Baqiao area. However, it is in our view that without such exclusive right agreement with the government, the Company was unlikely to obtain any premium LUR in the Baqiao area. As a Xi’an local real estate developer, obtaining LUR at attractive locations is the most important objective for the survival and profit of the Company.

The Company recorded the acquisition cost as intangible assets instead of goodwill because goodwill is residual in nature. If after assigning the purchase price to all identifiable assets, tangible or intangible, there is value unassigned, the residual value would be recorded as goodwill. However, in this case, the Company was able to quantify the dollar amount for the intangible/agreement signed (illustrated above) and allocated substantially all of the purchase price to the intangible.

The fact that there are uncertainties concerning the intangible assets is not relevant to whether the LURs should be recognized as an intangible assets or goodwill.

Our amortization policy for the intangible is disclosed in Note 2 of the financial statements of the Company’s Form 10-K as follows: “the exclusive development right is amortized over its estimated useful life. The amortization of the intangible asset is based on the percentage of profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project. The Company reviews its business plan for its 487 acres of land in Baqiao Park periodically and updates its assumptions based on the prevailing market prices and management’s judgment of the profit margins. The method of amortization selected reflects the pattern in which the economic benefits of the intangible asset are realized. This method is intended to match the pattern of amortization with the income-generating capacity of the asset.”

As such, if no LUR was obtained during the period, no amortization of intangible is recorded.

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4.	We have read your response to comment 9 from our letter dated August 23, 2012. Your response appears inconsistent with the disclosure in the referenced filing. Further, if the disclosure specifically states that management was currently obtaining information regarding the accounting for these contracts, and which they in fact received three months later, there remains a concern that your earnings were overstated and that your assets are currently overstated. Clarify for us why the government would pay the $11,243,231 if NewLand had no legal right to be financially compensated. We may have further comment.

Response:

The Company respectfully advises the Staff as follows:

In the exclusive right agreement (Appendix I), no clauses ever mentioned or indicated that NewLand would sell these projects back to government for a profit or receive monetary compensation for the projects. The original intent of these projects was to fulfill NewLand’s obligations to enable the government to ensure the lands can achieve salable state. Due to various undefined terms and details in the agreements (including terms governing the eventual disposition of the government projects), the Company started discussions with government to clarify the terms in the agreements.

Even at the initial discussion, the Company did not expect a direct profit/compensation from the projects. That is, the uncertainty related to the government project at time of acquisition is not how much the realizable value would be for the projects. The realizable value of the project had always been just the cost which was properly reflected as work in progress in the purchase price allocation disclosed.

The uncertainty was related to the methods/ways to get reimbursed for the costs incurred on the government project. That is if the project cost will be realized as a type of receivable if compensation was to be received or be realized as a type of deferred cost.

The receipt of profit for infrastructure costs from the government was a direct result of the effort made by the Company and not of the prior owners of NewLand. The government recognized various ambiguities in the agreement and the lack of direction concerning the compensation for the projects. By offsetting the selling price of any LURs by the costs incurred on the infrastructure project, it would prolong the time to close the acquisition of the LURs.

As such, it was beneficial to all parties to treat the infrastructure project as a separate transaction and compensate NewLand accordingly after the negotiation between the Company’s management and the government. Since the profit from the compensation for the infrastructure project is the direct result of the Company’s management efforts only, the profit would never have been part of the receivable or contingent asset of NewLand before the Company’s acquisition of NewLand.

5.	Please clarify for us how you determined that your amortization policy complies with GAAP given that there is no apparent matching with the corresponding revenue.

Response:

The Company respectfully advises the Staff as follows:

The Company records the amortized exclusive development right into construction in progress (“CIP”) when a related LUR was acquired and then allocates it to each building based on the gross floor area (“GFA”) of each building.

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The amortized and allocated intangible is part of the accumulated costs used to calculate the “percentage of completion” for each building. It is done by dividing the accumulated construction costs by estimated total construction costs. This percentage is then used to calculate the revenue and associated costs of revenue to be recognized each period with the following formula:

Revenue recognized each period = qualified contract amount (contracts that meet the revenue recognition conditions) for each building x percentage of completion of each building – accumulated revenues recognized in prior periods

Cost of revenue recognized each period = accumulated revenue recognized x estimated percentage margin – accumulated cost of revenues recognized in prior periods

As illustrated above, the cost of revenues is recognized with the revenue recognized. This cost of revenues includes the amortized intangible as explained above.

That is, the amortized intangible is expensed as part of cost of revenues when revenues are recognized and the matching is achieved.

Note 9 – Intangible Assets, page 65

6.	We have read your response to comment 10 from our letter dated August 23, 2012. Please confirm that in future filings you will discuss in MD&A when you expect to obtain land use rights for the 79 acres in the Puhua project and 42 acres in the Golden Bay project. Your discussion should address the price paid for any land use rights, source of funds to purchase the land use rights and factors which will impact your ability to obtain the land use rights. Please expand your draft disclosure to clearly describe the extent to which you have any legally enforceable right to secure the land use rights. It appears that the government has the ability to withhold the land use right even if you have met all of your obligations under the applicable agreements. Further, it is not clear what substantive right you acquired over the 487 acres given that the sales price of the land use right appears undefined and it appears that the government can sell the rights to other parties if you fail to meet their price.

Response:

The Company respectfully advises the Staff as follows:

We confirm that we will include information with respect to obtaining the land use rights in future filings.

The Company would also like to clarify that we have obtained the LUR of the 79 acre land used in the Puhua project in 2009. We expect to obtain the LUR of the 42 acres to be used in our Golden Bay project during the first quarter of 2013.

Our future disclosure will address the price paid for any land use rights, source of funds to purchase the land use rights and factors which will impact your ability to obtain the land use rights.

According to Article 4, Chapter 2 of the exclusive development right agreement, the government shall cause the right to use the land within territorial scope to be assigned to NewLand; Article 2 of Chapter 4 states that once this contract takes effect, the government shall not grant the land of various types in the territory to any third party for development or downsize land area for the Joint Development Project”; and article 3, Chapter 4 also stipulates that the government shall ensure that the land which is regarded as a return for NewLand’s investment for the Joint Development Project is assigned to NewLand. Based on these terms, we can conclude that the exclusive development right owned by NewLand granted the Company a first priority in obtaining LUR within the stipulated area of Baqiao district. Based on the agreement, the government has the obligation to sell the land within the stipulated area to NewLand unless it decides to breach the agreement. To date, the government has not assigned the land use right within this area to any third party.

The government has the obligation to sell the land to the Company,

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Note 16, page 70

7.	We have read your response to comment 12 from our letter dated August 23, 2012. Please clarify for us your basis for capitalizing the accretion cost. We may have further comment.

Response:

The Company respectfully advises the Staff as follows:

As of January 1, 2010, the Company recorded a liability of $42,600,511 reflecting the fair value of the redemption amount of Prax’s interest and eliminated the original non-controlling interest in the equity on the consolidated balance sheet. The difference of $14,229,043 between the carrying value of the original non-controlling interests and the fair value of the redemption amount of Prax’s interest has been reflected as a charge to non-controlling interests. The non-controlling interest has become a loan from Prax to be accreted and repaid over three years. The Company recorded related accretion cost on these redeemable non-controlling interests using the effective interest method based on an effective interest rate of 45%.

According to ASC, “interest cost includes interest recognized on obligations having explicit interest rates, interest imputed on certain types of payables and interest related to a capital lease. With respect to obligations having explicit interest rates, interest cost includes amounts resulting from periodic amortization of discount or premium and issue costs on debt.”

In our case, the accretion is considered to be interest imputed on certain type of payable upon classifying the non-controlling interest into a liability.

In addition, according to ASC 835-20-15-2, “in concept, interest cost is capitalizable for all assets that require a period of time to get them ready for their intended use (an acquisition period).”

In our case, since the accretion cost is a type of interest cost and the related Prax investment (original non-controlling interest classified to liability) is 100% used in our Puhua project to obtain to related LUR, the accretion cost (interest cost) is capitalized in PuHua project.

Note 23: Segmented reporting, page 72

8.	We have read your response to comment 15 from our letter dated August 23, 2012. ASC 280-10-50-17 states that if an operating segment is identified as a reportable segment in the current period due to the quantitative thresholds, prior-period segment data presented for comparative purposes should be restated to reflect the newly reportable segment as a separate segment (even if that segment did not satisfy the criteria for reportability in paragraph 280-10-50-12) in the prior period unless it is impracticable to do so. Please revise pursuant to ASC 280-10-50-17.

Response:

The Company respectfully advises the Staff that we will amend our 10-K filing by incorporating the comparative segment data once all the comments are cleared.

Item 9.A, page 78

9.	We have read your response to comment 16 from our letter dated August 23, 2012. Please clarify how you determined that the sales cut-off deficiencies did not impact your quarterly results. Clarify also how you determined that a quarter’s gross margin would not be impacted if sales and cost of sales were booked in the wrong period. Further, please confirm that you will provide your explanation of the unusually low 4th quarter gross margin in MD&A.

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Response:

The Company will add explanation of the unusually low 4th quarter gross margin in our 10-K amendment MD&A.

In addition, the Company respectfully advises the Staff that sales cut-off deficiencies identified had no material impact on our gross margin. The Company uses the percentage of completion revenue recognition in recording our revenues. Therefore, if a sales cut-off issue arises, the early or late recognition of certain sales will cause early or late recognition of cost of sales too (the revenues and related cost of sales are recognized simultaneously under the percentage of completion revenue recognition).

The Company identified two sales cut-off errors and the margin for each sales was less than RMB 200,000. Therefore, the total impact on net profit & loss account was less than RMB 500,000 (approximately $80,000). The impact was immaterial to our consolidated financial statements.

10.	We have read your response to comment 17 from our letter dated August 23, 2012. You state that you concluded that your internal controls were effective as of December 31, 2011 in spite of the identified deficiencies. Given the exceptions you identified it remains unclear whether your chief executive officer and chief financial officer have concluded that your internal control over financial reporting was effective. For example, if true, you can state that your internal control over financial reporting was effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the your internal control over financial reporting was determined to be effective in light of the identified matters. Please amend your filing to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting. Please incorporate your responses to our other comments in your amended filing.

Response:

The Company respectfully advises the Staff that we will amend our filing by revising our disclosure on the conclusions on the effectiveness of internal control over financial reporting as follows:

The Company advises the Staff that the Company’s internal control was effective as of December 31, 2011. According to Item 308 (a) (3) of Regulation S-K, a company’s internal control should not be concluded effective if it contains material weaknesses. As we disclosed in the Form 10K, we have cut-off issues for sales contracts. However, as disclosed, the Company concluded that these were significant deficiencies, not material weaknesses. Meanwhile, as disclosed, the impact from these significant deficiencies was, in aggregate, immaterial to the consolidated financial statements. Based on these assessments, management concluded that the Company’s internal control was effective as of December 31, 2011 in light of the identified deficiencies.

Director Compensation, page 84

11.	We note your response to comment 19 of our letter dated August 23, 2012. Please file each director’s service agreement as an exhibit to your next periodic report. Please incorporate by reference and list these agreements in the exhibit index of your future annual reports. We note, for example, that in connection with Mr. Fong’s appointment as a director, no service agreement was filed as an exhibit to the September 13, 2010 Form 8-K. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

The Company respectfully advises the Staff to see each director’s service agreement in appendix III. The Company will list these agreements in the exhibit index in our future annual reports.

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If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, XiaoHong Feng Chief Executive Officer

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